

INVEST IN **L'ESPRIT CRUISES, INC.**

SuperYacht Experiences, The Ultimate Day Cruise

LEAD INVESTOR ⌄

Tom L Hampton

I have invested in L 'Esprit Day Cruises because I believe it will be a disruptor to the Luxury Tours & Activities Segment, which currently has no options for a 1-day luxury cruise while visiting the Caribbean. Gordon Merritt, the founder, has over 31+ years in the travel business and has conceptualized a smaller luxury cruise yacht, with all the luxury amenities to service this GAP in the market; a 1-day affordable luxury yacht versus very large and expensive 3-5-7-day luxury cruise ship. This is a unique opportunity to enjoy the product and potentially have a great ROI.

Invested $5,000 this round

lespritcruises.com   Fort Lauderdale FL

Highlights

1. You will receive future equity ownership in L'esprit Cruises when you invest through Wefunder.

2. Our Eco friendly superyachts will cruise for prolonged periods of time using just wind power.

3. Customers come from large volume of tourists from cruise ships, hotels, and condos.

4. Guests will make reservations and pay for all services just by using their cell phones.

5. The first five ships are just the begining of the future growth potential of L'esprit Day Cruises.

6. We will offer employment opportunities and management training opportunities to local residents.

7. We make money from Boarding Fees 80%, Beverage Sales 10%, Cabana Rentals 9%, and Gift Shop .6%.

8. Founders have combined 56yrs in online cruise retailing and 21yrs in Tours/Activities.

Our Team



Gordon Merritt Founder, Development Team Chairman

Over 28 years experience in cruise travel industry and in the Tours & Activities industry. Created one of the first ever cruise only websites in the country in 1995 called the Internet Cruise Travel Network.

There is a major gap in the Travel and Tourism Sector that is created between the high volume large cruise ships and low volume small commercial passenger boats. This gap creates an opportunity for entrepreneurs who have the vision to see the gap, fill it, and reap the financial rewards from that accomplishment.



Deborah Claxton CoFounder, Development Team Member, Cruise Expert

In 1997, Debbi Claxton was hired by the Internet Cruise Travel Network to built a sales team that became so successful at selling cruises on-line that the CEO of Royal Caribbean Cruise Lines came by her office just to find out how she did it.



Deuce Merritt Development Team Member, Tours & Activities Expert

Deuce has 5 years experience in the travel industry, focusing on excursion operators in the Bahamas and the Caribbean Islands. In 2004, Deuce designed and built ShoreAdventures.com and contracted over 124 excursion and tour operators.



Mike Jones Development Team Member, Marine Expert

Mike has been involved in the yachting sector since 2002, where he has built a multi award-winning and growing creative agency based on the South Coast of England Specialists in the Marine, Travel, Property and Luxury sectors.



Tom L. Hampton Development Team Member, Finance Relations

Executive leadership positions held with Scott Paper, Avery-Dennison, and Southern California Edison ranging from VP of Finance to VP-General Manager.

Pitch Deck

The Ultimate Day Cruise.



L'ESPRIT
SuperYacht Experiences



INTRODUCTION



MISSION STATEMENT

To build, and place into service, a series of vessels that are the first of its kind, eco-friendly, electric powered, sail-assisted, commercial superyachts.

PURPOSE

We will disrupt the Tours and Activities Segment of the Global Travel Industry by creating one of the most unique and exciting cruising experiences ever offered in this segment.

VALUE PROPOSITION

Our Guests will enjoy the pleasures of luxury cruising without the high costs and time commitments usually required to cruise on superyachts and cruise ships.





OUR PROPOSED
LUXURY DAY CRUISE YACHT

We are currently in Research & Development mode and our 1st ship has not yet been built. We estimate that ship construction will begin in mid-2024.

Our eco-friendly vessels use wingsail propulsion called Oceanwings®, plus alternative propulsion from Pod Propeller Systems, and Dynamic Positioning Systems instead of anchors.

Ship specifications are:
Length: 70m (230ft)
Beam: 22m (72ft)
Draft: 2.95m (9.68)



THE LUXURY SOLUTION



Spend The Day or Evening on a 230 ft. Luxury Super Yacht!

Eco-Friendly, Electric Main Engines, Computerized WingSail propulsion, Dynamic Positioning.

Dining. (B'fast/ Lunch/ Dinner, On-Board Chefs)
Sightseeing.
Snorkeling.
Nightclub.
Entertainment.
Private Cabanas.
Water Taxi Service.
Wheelchair Accessible.
Security Personnel.
Groups & Events.



OUR DAILY CRUISES

8:00am, L'esprit will start its Daytime Cruise along the shoreline.

Passengers can load at the pier or come and go at any time by water taxi.

3:00pm, the L'esprit Yacht will return to its pier.

6:00pm, L'esprit will start its Sunset Cruise along the shoreline.

Passengers can load at the pier or come and go at any time by water taxi.

1:00am, the L'esprit will return to its pier.

THE L'ESPRIT APP & WATER TAXI







With the L'esprit App, guests can:
Reserve and Pay Boarding Fees.
Make Dining Reservations in Advance.
Make Snorkeling Reservations.
Reserve and Pay for Cabana Rentals.
Book Water Taxi Pick-up and Drop-Off.
Works even while On-Board.

FIVE SHIPS - FIVE ISLANDS

1st SHIP
Aruba

2nd Ship
Jamaica

3rd SHIP
Dom Rep

4th SHIP
Bahamas

5th SHIP
U.S. Virgin
Islands

5 SHIPS, 5 ISLANDS

After Aruba starts operations, construction will begin for four additional ships.



And Beyond

The strength of this concept can be further developed in other global destinations.

THE ISLAND OF ARUBA



NO HURRICANES!

ARUBA TRAVEL MARKET $2.14B

TOTAL VISITORS: 1.12 Million

CRUISE VISITORS: 832,000

HOTEL ROOM NIGHTS: 4,264,699

ESTIMATED REVENUE 1ST SHIP



ESTIMATED REVENUE 1st SHIP

YTD 2023- March- Total Cruise Guests	
	Total
Cruise Calls	139
Passengers	357,072

YTD 2023-March- Stayover Guests Arrivals	
	Total
No. of Stayover Guest Arrivals	306,305
Average Spending per Guest	$1,072

L'esprit- Guest Head Count	
	Total
Estimated Guests per Year	124,605

L'esprit Cruises- Aruba Operations	1st Year
Gross Revenue	
Ships- Average Flow of Guests per day	**350**
Total Guest Head Count/ yr	**122,500**
Operating Days/ yr	**350**
Headcount/ Day (170 Day Cruise- 180 Night Cruise)	**350**
Cabana rental-2 person- 20 Cabanas	**7,020**
Cabana rental-6 person- 15 Cabanas	**5,265**
Cabana rental-10 person- 4 Cabanas	**3,510**
Boarding Fare- Includes Food @100% (350 X **$240**= $84,000/day)	$29,400,000
Bev Sales @ 250% of Pass (2.5 x $11= **$27.50pp** X 350= $9,625/day)	$3,368,750
2 Person Cabana (20 X **$160**=$3,200/day)	$1,120,000
4 Person Cabana (15 X **$300**=$4,500/day)	$1,575,000
10 Person Cabana (4 X **$600**=$2,400/day)	$840,000
Gift Shop @ 10% of Pass (35 x **$20**= $700/day)	$245,000
Total Revenues	**$36,548,750**
Average Onboard Spending per Guest	**$298.36**

INCOME STATEMENT

3 yr income statement projection



Projected Revenue & Earnings
Millions
80
70
60
50
40
30
20
10
0
1st Yr, 1 Ship
2nd Yr, 1 Ship
3rd Yr, 2 Ships
Revenue
Earnings Before Tax

	1st Year 1 Ship	2nd Year 1 Ship	3rd Year 2 Ships
Gross Revenue	36,549,000	37,593,000	74,142,000
Costs & Expenses	22,075,000	22,502,000	44,577,000
Operating Profit / EBITDA	14,474,000	15,091,000	29,565,000
Depreciation / Interest Expense	3,353,000	3,337,000	6,687,000
Profit Before Taxes	**11,121**	**11,754,000**	**22,878,000**

**forward looking projection not guaranteed*

ESTIMATED STARTUP 1st SHIP
Aruba, August 2025



L'ESPRIT CRUISES

TOTAL FUNDING ROUNDS

SEED CAPITAL	
Round 1- Raised Through Community	$50,000
Round 2- Raise Through WeFunder	$120,000
Round 3- Raise Through WeFunder	$180,000
Round 4- Raise Through WeFunder	$200,000
Total Seed Capital	**$550,000**
CONSTRUCTION CAPITAL	
Round 3- Ship Construction & Ship Interiors	$25,500,000 $1,350,000
Total Series A Funding	**$26,850,000**

Total Series A Funding	$26,850,000
START-UP CAPITAL	
Start-up & Working Capital	$3,100,000
Total Start-up Capital	**$3,100,000**
TOTAL CAPITAL REQUIREMENTS	**$30,500,000**

EXIT STRATEGY



EXIT STRATEGY
It is our desire to offer an exit opportunity to investors by taking L'Esprit Cruises, Inc public by the time we have launched our fifth (5th) ship. By going public through an Initial Public Offering (IPO), we will reward investors, gain credibility and publicity, compensate employees with stock, acquire other companies, and attract top talent.

Forward-looking projections cannot be guaranteed. We may never IPO.

DEVELOPMENT TEAM













L'ESPRIT

Deuce Merritt
Corporate Relations

With 23 years of experience, Deuce brings his skill of managing through complexity and risk by improving process efficiency, empowering decision making, and formalizing procedures. Deuce excels at leadership, problem-solving and strategic thinking. For L'Esprit, Deuce is focused on working with branch CEOs to achieve the business objectives of market growth, employee satisfaction, and exceptional customer experience. Finally, Deuce will develop and manage an operational playbook, that will incorporate direct feedback, and include decision making and resolution procedures for all island branches. With a Bachelor's of Science in Architecture and Masters in Architecture from the University of Michigan.

FOUNDER
Gordon Merritt

With an extensive background in entrepreneurship to include owning an Executive Recruiting firm, Real Estate Development firm, and a Leverage Buyout of a Computer Marketing Company with 60 employees. After becoming interested in the Cruise Industry in 1991, created the award-winning Internet Cruise Travel Network (cruisetravel.com) in 1995, one of the first online cruise retailers in the world. With a Bachelors of Science in Biology and Medical Technology.

Mike Jones
Ship Builder Relations

Mike has been involved in the yachting sector since 2002 as the CEO and Founder of Waterline Media. He has amassed a wealth of expertise within the yacht and shipbuilding sectors and has visited over fifty shipyards to date. Creative Director Mike Jones, has firmly put his stamp on the marine industry, and is recognized as one of the world's leaders in his field with over 18 years hands-on experience to draw upon.

CO-FOUNDER
Debbi Claxton

After a two year stay as an auditor with Arthur Andersen Accounting, launch her career in real estate as a property manager, during which time she earned the prestigious Certified Property Manager (CPM) designation from the Institute Of Real Estate Management (IREM). In 1997, was recruited by The Internet Cruise Travel Network to built a Travel Advisor sales team to support their overwhelming amount of online traffic. Currently the owner of Luxury Travel By Debbi, LLC. With a Bachelors of Science in Accounting from the University of Detroit.

Tom L. Hampton
Finance Relations

Principal in S&TH Consulting, with over 35 years of executive management experience across multiple industries, from Technology to Equipment to Consumer Products to Utilities. Expertise includes both operational and strategic, in finance, manufacturing, product development, process, and performance management. Executive leadership positions held with Scott Paper, Avery-Dennison, and Southern California Edison ranging from VP of Finance to VP-General Manager. With a Bachelors of Science in Electrical Engineering, University of Notre Dame and an MBA , Cornell University in Finance.

L'ESPRIT CRUISES MANAGEMENT TEAM

TO BE ANNOUNCED








| President/ CEO | COO- Chief Operations Officer | CFO- Chief Financial Officer | CPO- Chief Product Officer |

SHIP BUILDER, DESIGNERS



**Lloyd Werf,
Bremerhaven, GmbH**

Headquarters of Company: Bremerhaven, Germany
Managing Directors: Thorsten Rönner and Friedrich Norden
Website: Lloydwerft.com



**Stay-Sea-Design
Bremerhaven, GmbH**

Headquarters of Company: Bremerhaven, Germany
Managing Director: Karolina Maria Lass
Website: Stay-sea-design.de



Please click for Investment Information:
WEFUNDER.COM/LESPRIT.CRUISES



Downloads

Cam 01.png

Cam 02.png

Cam 03.png

Cam 04.png

Cam 06.png

Cam 07.png

Cam 08.png

Cam 09.png